The information in this preliminary pricing supplement is not complete and may be changed.  This preliminary pricing supplement and the accompanying prospectus, prospectus supplement and prospectus addendum do not constitute an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Pricing Supplement dated April 18, 2017

Preliminary Pricing Supplement	Filed Pursuant to Rule 424(b)(2)
(To Prospectus dated July 18, 2016	Registration No. 333-212571
and the Prospectus Supplement dated July 18, 2016)

US$

FLOATING RATE NOTES DUE MAY 10, 2022 LINKED TO THE CONSUMER PRICE INDEX

Principal Amount:	US$	Issuer:	Barclays Bank PLC
Issue Price:	100%	Series:	Global Medium-Term Notes, Series A
Original Trade Date**:	May [5], 2017*	Maturity Date:	May [10], 2022*
Original Issue Date:	May [10], 2017*	CUSIP/ISIN:	06741VS94 / US06741VS944
Spread:	0.40% per annum	Minimum Interest Rate:	0.00% per annum

Reference Rate:

The Reference Rate, for any Interest Payment Date, will equal the annual percentage change in the Consumer Price Index for the period up to and including the third calendar month prior to the month of the relevant Interest Payment Date (the “Reference Month”). The “Consumer Price Index” or “CPI” means the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, published monthly by the Bureau of Labor Statistics of the U.S. Department of Labor (the “Bureau of Labor Statistics”) and reported on Bloomberg ticker “CPURNSA” or any successor service (“Bloomberg CPURNSA”). Please see “Supplemental Terms of the Notes” below and “Reference Assets – Consumer Price Index” in the accompanying prospectus supplement for additional information.

Interest Rate:	For each Interest Period, the interest rate per annum will be equal to the sum of (1) the Reference Rate plus (2) the Spread, subject to the Minimum Interest Rate

Payment at Maturity:

If you hold the Notes to maturity, you will receive 100% of your principal, subject to the creditworthiness of Barclays Bank PLC and the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. Any payment on the Notes is not guaranteed by any third party and is subject to both the creditworthiness of the Issuer and to the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. If Barclays Bank PLC were to default on its payment obligations or become subject to the exercise of any U.K. Bail-in Power (or any other resolution measure) by the relevant U.K. resolution authority, you might not receive any amounts owed to you under the Notes. See “Consent to U.K. Bail-in Power” and “Selected Risk Factors” in this preliminary pricing supplement and “Risk Factors” in the accompanying prospectus supplement for more information.

Interest Payment Dates:	Payable monthly in arrears on the 10th* day of each month during the term of the Notes, commencing on June 10, 2017* and ending on the Maturity Date.

Consent to U.K. Bail-in Power:

Notwithstanding any other agreements, arrangements or understandings between Barclays Bank PLC and any holder of the Notes, by acquiring the Notes, each holder of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority. See “Consent to U.K. Bail-in Power” on page PPS-1 of this preliminary pricing supplement.

*Expected. In the event that we make any change to the expected Original Trade Date or Issue Date, the Interest Payment Dates and the Maturity Date may be changed so that the stated term of the Notes remains the same.

** For the avoidance of doubt, the Original Trade Date is also referred to as the “Pricing Date” in this preliminary pricing supplement.

[Terms of the Notes continue on the following page]

	Price to Public[1]	Agent’s Commission [2]	Proceeds to Barclays Bank PLC
Per Note	100%	0.00%	100.00%
Total	$	$	$

[1] Our estimated value of the Notes on the Original Trade Date, based on our internal pricing models, is expected to be between $970.00 and $990.00 per Note. The estimated value is expected to be less than the initial issue price of the Notes. See “Additional Information Regarding Our Estimated Value of the Notes” below.

[2] Investors that hold their Notes in fee-based advisory or trust accounts may be charged fees by the investment advisor or manager of such account based on the amount of assets held in those accounts, including the Notes.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-7 of the prospectus supplement and “Selected Risk Factors” beginning on page PPS-5 of this preliminary pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of either Barclays PLC or Barclays Bank PLC and are not covered by the U.K. Financial Services Compensation Scheme or insured or guaranteed by the U.S. Federal

Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Interest Period:

The initial Interest Period will begin on, and include, the Original Issue Date and end on, but exclude, the first Interest Payment Date. Each subsequent Interest Period will begin on, and include, the Interest Payment Date for the immediately preceding Interest Period and end on, but exclude, the next following Interest Payment Date. The final Interest Period will end on, but exclude, the Maturity Date.

Interest Reset Dates:	For any Interest Period, the first day of such period.

Interest Determination Dates:	The relevant Interest Reset Date.

Reference Month:	3 calendar months prior to the month of the Interest Payment Date

Business Day:	A Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in New York City generally are authorized or obligated by law, regulation, or executive order to close.

Business Day Convention:	Following, Unadjusted	Day Count Convention:	30/360

Denominations:	Minimum denominations of US$1,000 and integral multiples of US$1,000 thereafter.

Settlement:	DTC; Book-entry; Transferable.

Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.

Calculation Agent:	Barclays Bank PLC

You should read this preliminary pricing supplement together with the prospectus dated July 18, 2016, as supplemented by the prospectus supplement dated July 18, 2016 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part.  This preliminary pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•                  Prospectus dated July 18, 2016:

https://www.sec.gov/Archives/edgar/data/312070/000119312516650074/d219304df3asr.htm

•                  Prospectus Supplement dated July 18, 2016:

https://www.sec.gov/Archives/edgar/data/312070/000110465916132999/a16-14463_21424b3.htm

Our SEC file number is 1-10257 and our Central Index Key, or CIK, on the SEC website is 0000312070.  As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent.  We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance.  In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL INFORMATION REGARDING OUR ESTIMATED VALUE OF THE NOTES

The final terms for the Notes will be determined on the date the Notes are initially priced for sale to the public (the “Pricing Date”) based on prevailing market conditions on or prior to the Pricing Date, and will be communicated to investors either orally or in a final pricing supplement.

Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates and our internal funding rates. Our internal funding rates (which are our internally published borrowing rates based on variables, such as market benchmarks, our appetite for borrowing and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market. Our estimated value on the Pricing Date is based on our internal funding rates. Our estimated value of the Notes might be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Our estimated value of the Notes on the Pricing Date is expected to be less than the initial issue price of the Notes. The difference between the initial issue price of the Notes and our estimated value of the Notes is expected to result from several factors, including any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost that we may incur in hedging our obligations under the Notes, and estimated development and other costs that we may incur in connection with the Notes.

Our estimated value on the Pricing Date is not a prediction of the price at which the Notes may trade in the secondary market, nor will it be the price at which Barclays Capital Inc. may buy or sell the Notes in the secondary market. Subject to normal market and funding conditions, Barclays Capital Inc. or another affiliate of ours intends to offer to purchase the Notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after the Pricing Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value on the Pricing Date for a temporary period expected to be approximately 3 months after the Original Issue Date of the Notes because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, which may include the tenor of the Notes and/or any agreement we may have with the distributors of the Notes. The amount of our estimated costs that we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

We urge you to read “Selected Risk Factors” beginning on PPS-5 of this preliminary pricing supplement.

CONSENT TO U.K. BAIL-IN POWER

Notwithstanding any other agreements, arrangements or understandings between us and any holder of the Notes, by acquiring the Notes, each holder of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority.

Under the U.K. Banking Act 2009, as amended, the relevant U.K. resolution authority may exercise a U.K. Bail-in Power in circumstances in which the relevant U.K. resolution authority is satisfied that the resolution conditions are met. These conditions include that a U.K. bank or investment firm is failing or is likely to fail to satisfy the Financial Services and Markets Act 2000 (the “FSMA”) threshold conditions for authorization to carry on certain regulated activities (within the meaning of section 55B FSMA) or, in the case of a U.K. banking group company that is a European Economic Area (“EEA”) or third country institution or investment firm, that the relevant EEA or third country relevant authority is satisfied that the resolution conditions are met in the respect of that entity.

The U.K. Bail-in Power includes any write-down, conversion, transfer, modification and/or suspension power, which allows for (i) the reduction or cancellation of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the

PPS-1

Notes; (ii) the conversion of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the Notes into shares or other securities or other obligations of Barclays Bank PLC or another person (and the issue to, or conferral on, the holder of the Notes such shares, securities or obligations); and/or (iii) the amendment or alteration of the maturity of the Notes, or amendment of the amount of interest or any other amounts due on the Notes, or the dates on which interest or any other amounts become payable, including by suspending payment for a temporary period; which U.K. Bail-in Power may be exercised by means of a variation of the terms of the Notes solely to give effect to the exercise by the relevant U.K. resolution authority of such U.K. Bail-in Power. Each holder of the Notes further acknowledges and agrees that the rights of the holders of the Notes are subject to, and will be varied, if necessary, solely to give effect to, the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. For the avoidance of doubt, this consent and acknowledgment is not a waiver of any rights holders of the securities may have at law if and to the extent that any U.K. Bail-in Power is exercised by the relevant U.K. resolution authority in breach of laws applicable in England.

For more information, please see “Selected Risk Factors—You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority” in this preliminary pricing supplement as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “Risk Factors—Risks Relating to the Securities Generally—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

SUPPLEMENTAL TERMS OF THE NOTES

For each Interest Payment Date, Reference Rate will equal to the annual percentage change in the CPI (as calculated by the Bureau of Labor Statistics) for the period up to and including the third calendar month prior to the month of the relevant Interest Payment Date (the “Reference Month”).

For example, because the Reference Month is specified as the third calendar month prior to the month of the relevant Interest Payment Date, then for an Interest Payment Date in June 2017, the Reference Month would be March 2017, and the amount of interest paid on the Interest Payment Date in June 2017would be calculated using a Reference Rate that reflects the annual percentage change in the CPI from March 2016 to March 2017.  Similarly, for an Interest Payment Date in March 2018, the applicable Reference Month would be December 2017, and Reference Rate would equal the annual percentage change in the CPI from December 2017 to December 2016.

Stated mathematically, the Reference Rate will be calculated as follows:

CPIt – CPIt-12

CPIt-12

where,

CPIt = CPI for the applicable Reference Month, as published on Bloomberg CPURNSA; and

CPIt-12 = CPI for the twelfth month prior to the applicable Reference Month, as published on Bloomberg CPURNSA.

The Consumer Price Index is a measure of the average change in consumer prices over time for a fixed market basket of goods and services, including food, clothing, shelter, fuels, transportation, charges for doctors and dentists services, and drugs.  The CPI is one market-accepted measure of inflation.  For additional information on the CPI, please see “Reference Assets – Consumer Price Index” in the accompanying prospectus supplement.

PPS-2

HYPOTHETICAL AMOUNTS PAYABLE ON THE NOTES

The examples below illustrate the various payments you may receive on the Notes in a number of different hypothetical scenarios.  These examples are only hypothetical and do not indicate the actual payments or return you will receive on the Notes.  The examples below assume that the Notes are held until maturity and do not take into account the tax consequences of an investment in the Notes.

HYPOTHETICAL INTEREST RATE AND INTEREST PAYMENT CALCULATIONS

As described above, the effective per annum Interest Rate payable on the Notes on each Interest Payment Date will be a variable rate calculated as described under “Interest Rate” on the cover page hereof.  The following illustrates the process by which the Interest Rate and interest payment amount are determined for each Interest Period.

Interest Rate Calculation

Step 1: Determine the value of the Reference Rate for the Interest Period

For each Interest Payment Date, the Reference Rate will equal the annual percentage change in the CPI for the period up to and including the third calendar month prior to the month of the relevant Interest Payment Date (the “Reference Month”).

A hypothetical Interest Payment Date on June 10, 2017 would relate to a hypothetical Interest Period commencing on and including May 10, 2017 and ending on but excluding June 10, 2017, with a hypothetical Interest Determination Date of May 10, 2017 (i.e., the first day of the Interest Period).  Because the Reference Month is specified as the third calendar month prior to the month of the relevant Interest Payment Date, the Reference Month in this example would be March 2017, and the amount of interest paid on the Interest Payment Date in June 2017 would be calculated using a Reference Rate that reflects the annual percentage change in the CPI from March 2016 to March 2017.

The Reference Rate will be calculated as follows:

CPIt – CPIt-12

CPIt-12

where,

CPIt = CPI for the applicable Reference Month (in this example, CPI for March 2017, which is the third calendar month prior to the hypothetical Interest Payment Date); and

CPIt-12 = CPI for the twelfth month prior to the applicable Reference Month (in this example, CPI for March 2016).

Step 2: Calculate the applicable Interest Rate for each Interest Period

For each Interest Period commencing on or after the Original Issue Date, once the Calculation Agent has determined the value of the Reference Rate, the Calculation Agent will then determine the per annum Interest Rate for that Interest Period by taking the value of the Reference Rate, adding the Spread and then assessing that value relative to the Minimum Interest Rate.

If the sum of the Reference Rate and the Spread is less than the Minimum Interest Rate, the Interest Rate for that Interest Period will equal the Minimum Interest Rate.

Step 3: Calculate the interest payment amount payable for each Interest Payment Date.

For each Interest Period, once the Calculation Agent has determined the applicable per annum Interest Rate, the Calculation Agent will calculate the effective interest rate for that Interest Period by multiplying the per annum Interest Rate determined for that Interest Period by the applicable day count fraction.  The resulting effective interest rate is then multiplied by the relevant principal amount of the Notes to determine the actual interest amount payable on the related Interest Payment Date.

PPS-3

Example Interest Rate and Interest Payment Calculations

The following examples illustrate how the per annum interest rate and interest payment amounts would be calculated for a given Interest Period.  The hypothetical CPI values have been chosen for illustrative purposes only and may not represent actual likely CPI values that will be relevant for calculating any payments on the Notes.  For historical CPI values, please see the information set forth under the section titled “Historical Information” below.  For the purposes of these examples, we have assumed that the Minimum Interest Rate is equal to 0.00% per annum and the Spread is equal to 0.40%. We have further assumed that the Notes have monthly Interest Payment Dates, that interest payments will be calculated using a 30/360 day count basis (such that the applicable day count fraction for the monthly interest payment for the Interest Period will be 30/360) and that the principal amount of the Notes is $1,000.  These values and assumptions have been chosen arbitrarily for the purposes of the below examples and should not be taken as indicative of the terms of any particular Notes or the future performance of the Reference Rate.  The specific terms for each issuance of Notes will be determined on the Original Trade Date.  Numbers appearing in the examples below have been rounded for ease of analysis.

Example 1:

Step 1:  CPI for the applicable Reference Month is equal to 240.000, and CPI for the twelfth month prior to the applicable Reference Month is equal to 235.000.  The Reference Rate will be calculated as follows:

240.00 – 235.00

235.000

The Reference Rate is equal to 2.13%.

Step 2:  Based on a Reference Rate equal to 2.13% and the Spread of 0.40%, the Interest Rate would be equal to 2.53% per annum (the Reference Rate plus the Spread).

Step 3:

Effective Interest Rate = 2.53% x (30/360) = 0.211%

Interest Payment = $1,000 x 0.211% = $2.11

Example 2:

Step 1:  CPI for the applicable Reference Month is equal to 240.500, and CPI for the twelfth month prior to the applicable Reference Month is equal to 241.000.  The Reference Rate will be calculated as follows:

240.500 – 241.00

241.000

The Reference Rate is equal to -0.207%.

Step 2:  Based on a Reference Rate equal to -0.207% and the Spread of 0.40%, the Interest Rate would be equal to 0.193% per annum (the Reference Rate plus the Spread).

Step 3:

Effective Interest Rate = 0.193% x (30/360) = 0.016%

Interest Payment = $1,000 x 0.016% = $0.160

Example 3:

Step 1:  CPI for the applicable Reference Month is equal to 220.000, and CPI for the twelfth month prior to the applicable Reference Month is equal to 230.000.  The Reference Rate will be calculated as follows:

PPS-4

220.000 – 230.000

230.000

The Reference Rate is equal to -4.35%.

Step 2:  Based on a Reference Rate equal to -4.35% and the Spread of 0.40%, the Interest Rate would be equal to -3.95% per annum (the Reference Rate plus the Spread).

Step 3:

Because the Reference Rate of -3.95% per annum is less than the Minimum Interest Rate of 0.00%, the Interest Rate would be equal to 0.00% per annum (the Minimum Interest Rate).  Therefore, the noteholder would receive no interest payments on the related Interest Payment Date.

SELECTED RISK FACTORS

An investment in the Notes involves significant risks. You should read the risks summarized below in connection with, and the risks summarized below are qualified by reference to, the risks described in more detail in the “Risk Factors” section beginning on page S-7 of the prospectus supplement.  We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

•     Issuer Credit Risk— The Notes are unsecured and unsubordinated debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of any third party.  Any payment to be made on the Notes, including any repayment of principal, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party.  As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Notes and, in the event Barclays Bank PLC were to default on its obligations, you might not receive any amount owed to you under the terms of the Notes.

•     You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority—Notwithstanding any other agreements, arrangements or understandings between Barclays Bank PLC and any holder of the Notes, by acquiring the Notes, each holder of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority as set forth under “Consent to U.K. Bail-in Power” in this preliminary pricing supplement. Accordingly, any U.K. Bail-in Power may be exercised in such a manner as to result in you and other holders of the Notes losing all or a part of the value of your investment in the Notes or receiving a different security from the Notes, which may be worth significantly less than the Notes and which may have significantly fewer protections than those typically afforded to debt securities. Moreover, the relevant U.K. resolution authority may exercise the U.K. Bail-in Power without providing any advance notice to, or requiring the consent of, the holders of the Notes. The exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes will not be a default or an Event of Default (as each term is defined in the indenture) and the trustee will not be liable for any action that the trustee takes, or abstains from taking, in either case, in accordance with the exercise of the U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes. See “Consent to U.K. Bail-in Power” in this preliminary pricing supplement as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “Risk Factors—Risks Relating to the Securities Generally—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

•     Suitability of the Notes for Investment—You should reach a decision whether to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the specific information set out in this preliminary pricing supplement, the prospectus supplement and the prospectus.

PPS-5

Neither the Issuer nor Barclays Capital Inc. makes any recommendation as to the suitability of the Notes for investment.

•     We and Our Affiliates May Engage in Various Activities or Make Determinations That Could Materially Affect Your Notes in Various Ways and Create Conflicts of Interest— We and our affiliates play a variety of roles in connection with the issuance of the Notes, as described below. In performing these roles, our and our affiliates’ economic interests are potentially adverse to your interests as an investor in the Notes.

In connection with our normal business activities and in connection with hedging our obligations under the Notes, we and our affiliates make markets in and trade various financial instruments or products for our accounts and for the account of our clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products. These financial instruments and products may include securities, derivative instruments or assets that may relate to interest rates or measures of inflation, including the Reference Rate. In any such market making, trading and hedging activity, and other services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of holders of the Notes. We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the Notes into account in conducting these activities. Such market making, trading and hedging activity, investment banking and other financial services may negatively impact the value of the Notes.

In addition, the role played by Barclays Capital Inc., as the agent for the Notes, could present significant conflicts of interest with the role of Barclays Bank PLC, as issuer of the Notes.  For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the Notes. Furthermore, we and our affiliates establish the offering price of the Notes for initial sale to the public, and the offering price is not based upon any independent verification or valuation.

In addition to the activities described above, we will also act as the Calculation Agent for the Notes.  As Calculation Agent, we will make any determinations necessary to calculate any payments on the Notes. In making these determinations, we may be required to make certain discretionary judgments. In making these discretionary judgments, our economic interests are potentially adverse to your interests as an investor in the Notes, and any of these determinations may adversely affect any payments on the Notes.

•     Lack of Liquidity— The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•     The Estimated Value of Your Notes Is Expected to Be Lower Than the Initial Issue Price of Your Notes — The estimated value of your Notes on the Pricing Date is expected to be lower, and may be significantly lower, than the initial issue price of your Notes. The difference between the initial issue price of your Notes and the estimated value of the Notes is expected as a result of certain factors, such as any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost that we may incur in hedging our obligations under the Notes, and estimated development and other costs that we may incur in connection with the Notes.

•     The Estimated Value of Your Notes Might Be Lower if Such Estimated Value Were Based on the Levels at Which Our Debt Securities Trade in the Secondary Market — The estimated value of your Notes on the Pricing Date is based on a number of variables, including our internal funding rates. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. As a result of this difference, the estimated values referenced above might be lower if such estimated values were based on the levels at which our benchmark debt securities trade in the secondary market.

PPS-6

•     The Estimated Value of the Notes Is Based on Our Internal Pricing Models, Which May Prove to Be Inaccurate and May Be Different from the Pricing Models of Other Financial Institutions — The estimated value of your Notes on the Pricing Date is based on our internal pricing models, which take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize. These variables and assumptions are not evaluated or verified on an independent basis. Further, our pricing models may be different from other financial institutions’ pricing models and the methodologies used by us to estimate the value of the Notes may not be consistent with those of other financial institutions that may be purchasers or sellers of Notes in the secondary market. As a result, the secondary market price of your Notes may be materially different from the estimated value of the Notes determined by reference to our internal pricing models.

•     The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, if Any, and Such Secondary Market Prices, if Any, Will Likely Be Lower Than the Initial Issue Price of Your Notes and May Be Lower Than the Estimated Value of Your Notes — The estimated value of the Notes will not be a prediction of the prices at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do). The price at which you may be able to sell your Notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the Notes. Further, as secondary market prices of your Notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the Notes such as fees, commissions, discounts, and the costs of hedging our obligations under the Notes, secondary market prices of your Notes will likely be lower than the initial issue price of your Notes. As a result, the price, at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your Notes, and any sale prior to the maturity date could result in a substantial loss to you.

•     The Temporary Price at Which We May Initially Buy the Notes in the Secondary Market and the Value We May Initially Use for Customer Account Statements, if We Provide Any Customer Account Statements at All, May Not Be Indicative of Future Prices of Your Notes — Assuming that all relevant factors remain constant after the Pricing Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market (if Barclays Capital Inc. makes a market in the Notes, which it is not obligated to do) and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value of the Notes on the Pricing Date, as well as the secondary market value of the Notes, for a temporary period after the Original Issue Date of the Notes. The price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market and the value that we may initially use for customer account statements may not be indicative of future prices of your Notes.

•     Reference Rate / Interest Payment Risk— Because the amount of interest payable on the Notes is linked to the Reference Rate, which for each Interest Payment Date is equal to the annual percentage change in the CPI for the period up to and including the third calendar month prior to the month of the relevant Interest Payment Date (the “Reference Month”), you will be exposed to risks not associated with a conventional fixed-rate debt instrument.  These risks include fluctuation of the Reference Rate and the possibility that, for any given Interest Period, you may receive a lesser amount of interest than for one or more prior Interest Periods.  We have no control over a number of unpredictable matters that may affect interest rates or measures of inflation such as the CPI, including economic, financial and political events. If the CPI decreases or does not increase (measured as the year-over-year change from the Reference Month), the Reference Rate for any given Interest Period could be equal to or less than zero.  If the Reference Rate were to decline to a level such that the sum of the Reference Rate and the Spread did not result in a rate greater than the Minimum Interest Rate for any Interest Period, you would receive an interest payment based on the Minimum Interest Rate on the related Interest Payment Date. Because the Minimum Interest Rate is set to equal 0.00%, you would receive no interest payment for any Interest Period where the sum Reference Rate and the Spread were equal to or less than the Minimum Interest Rate.   In addition, the floating Interest Rate for the Notes may be less than the floating rate payable on a similar Note or other instrument of the same maturity issued by us or an issuer with the same or a comparable credit rating.

•     Potential Return Limited to Any Interest Payments—The return on the Notes, if any, is limited to the monthly interest payments, if any.  If the Reference Rate plus the Spread is less than or equal to 0.00% for any Interest Period, no interest will be paid on the applicable Interest Payment Date.  As such it is possible that you will not receive any interest payments during the term of the Notes.

PPS-7

•     The Manner In Which Inflation Is Measured for Purposes of the Notes May Differ from Other Measures of Inflation in Important Ways —The year-over-year percentage change in the level of the CPI is just one measure of price inflation in the United States. This measure may not reflect the actual levels of inflation affecting holders of the Notes. Moreover, this measure may be more volatile than other measures of inflation. The CPI includes prices of all items measured by the Bureau of Labor Statistics, including items that may be particularly volatile such as energy and food items. Significant fluctuations in the prices of these items may have a significant effect on changes in the CPI and may cause the CPI to be more volatile than similar indices excluding these items. Moreover, measuring the year-over-year percentage change in the level of the CPI each month may result in a more volatile measure of inflation than alternative measures, such as the percentage change in the average level of the CPI from one year to the next.

•     The Manner in Which the Bureau of Labor Statistics Calculates the CPI May Change in the Future and Any Such Change May Affect the Value of the Notes — There can be no assurance that the Bureau of Labor Statistics will not change the method by which it calculates the CPI. In addition, changes in the way the CPI is calculated could reduce the level of the CPI and lower the interest payments with respect to the Notes. Accordingly, the amount of interest, if any, payable on the Notes, and therefore the value of the Notes, may be significantly reduced. If the CPI is substantially altered or discontinued, a modified or substitute index may be employed to calculate the interest payable on the Notes, and any such modification or substitution may adversely affect the value of the Notes.

•     The Historical Levels of the CPI Are Not an Indication of the Future Levels of the CPI — The historical levels of the CPI are not an indication of the future levels of the CPI during the term of the Notes. In the past, the CPI has experienced periods of volatility, and such volatility may occur in the future. Fluctuations and trends in the CPI that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future. Any interest payments on the Notes will be affected by changes in the CPI. Changes in the CPI are a function of the changes in specified consumer prices over time, which result from the interaction of many factors over which we have no control.

•     Many Economic and Market Factors Will Impact the Value of the Notes— In addition to the Reference Rate, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

o     the expected volatility of the Reference Rate;

o     the time to maturity of the Notes;

o     interest and yield rates in the market generally;

o     a variety of economic, financial, political, regulatory or judicial events, including U.S. monetary policy;

o     supply and demand for the Notes; and

o     our creditworthiness, including actual or anticipated downgrades in our credit ratings.

PPS-8

HISTORICAL INFORMATION

We obtained the historical information on the CPI in this section from Bloomberg Professional® service, without independent verification.  Historical performance of the CPI should not be taken as an indication of future performance.  Future performance of the CPI may differ significantly from historical performance, and no assurance can be given as to the CPI during the term of the Notes.

The following graph shows historical levels of the CPI for each month from January 2007 through March 2017.  The level of CPI for March 2017 was 243.801.

Consumer Price Index (Published Monthly Level) January 2007 to March 2017

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PPS-9

The following graph sets forth the levels of the CPI as a percentage change on a rolling twelve-month basis from January 2007 through March 2017.

Historical Year-Over- Year Change in the Consumer Price Index January 2007 to March 2017

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PPS-10

UNITED STATES FEDERAL INCOME TAX TREATMENT

The material tax consequences of your investment in the Notes are summarized below.  The discussion below supplements the discussion under “Material U.S. Federal Income Tax Consequences” in the accompanying prospectus supplement.  Except as noted under “Non-U.S. Holders” below, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement.  In addition, this discussion applies to you only if you are an initial purchaser of the Notes; if you are a secondary purchaser of the Notes, the tax consequences to you may be different.

The tax treatment of your Notes may depend in part upon whether it is reasonably expected that the interest paid on the Notes during the first half of the Notes’ term will be significantly greater or less than the interest paid on the Notes during the second half of the Notes’ term (“Front or Back Loaded”).  We intend to take the position for tax reporting purposes that the interest on the Notes is not reasonably expected to be Front or Back Loaded.  This determination is made solely for tax purposes based on currently available objective economic information and is not a prediction or guarantee of the timing or amount of the payments on your Notes.  In the opinion of our special tax counsel, Sullivan & Cromwell LLP, assuming the Issuer’s position that interest on the Notes is not expected to be Front or Back Loaded is respected, your Notes should be treated as debt instruments subject to the rules applicable to variable rate debt instruments for U.S. federal income tax purposes.  This opinion assumes that the description of the terms of the Notes in this preliminary pricing supplement is materially correct.  Except as otherwise noted below under “Alternative Treatments,” the discussion below assumes that the Notes will be treated as variable rate debt instruments.

If you are a U.S. individual or taxable entity, you will generally be taxed on interest on the Notes as ordinary income at the time you receive the interest or when it accrues, depending on your method of accounting for tax purposes.  If you sell or exchange your Notes prior to maturity, you should generally recognize gain or loss, which should generally be capital gain or loss except to the extent that such gain or loss is attributable to accrued but unpaid interest. Such capital gain or loss should be treated as long-term capital gain or loss to the extent you have held your Notes for more than one year.

For a further discussion of the variable rate debt instrument rules, please see the section titled “Material U.S. Federal Income Tax Consequences—Notes Treated as Indebtedness for U.S. Federal Income Tax Purposes—Variable Rate Debt Instruments” in the accompanying prospectus supplement.

Alternative Treatments.  It is possible that the Internal Revenue Service could assert that the Notes should be treated as debt instruments subject to the special rules governing contingent payment debt instruments for U.S. federal income tax purposes.  If the Notes are treated as contingent payment debt instruments, you generally would be required to accrue interest on a current basis in respect of the Notes over their term based on the comparable yield and projected payment schedule for the Notes and pay tax accordingly, even though these amounts may exceed the payments that are made on the Notes.  You would also be required to make adjustments to your accruals if the actual amounts that you receive in any taxable year differ from the amounts shown on the projected payment schedule.  In addition, any gain you may recognize on the sale or maturity of the Notes would be taxed as ordinary interest income and any loss you may recognize on the sale or maturity of the Notes would generally be ordinary loss to the extent of the interest you previously included as income without an offsetting negative adjustment and thereafter would be capital loss.  You should consult your tax advisor as to the special rules that govern contingent payment debt instruments.

Non-U.S. Holders.  Barclays currently does not withhold on payments treated as interest to non-U.S. holders in respect of instruments such as the Notes.  However, if Barclays determines that there is a material risk that it will be required to withhold on any such payments, Barclays may withhold on any payments treated as interest at a 30% rate, unless you have provided to Barclays an appropriate and valid Internal Revenue Service Form W-8.  In addition, non-U.S. holders will be subject to the general rules regarding information reporting and backup withholding as described under the heading “Material U.S. Federal Income Tax Consequences—Information Reporting and Backup Withholding” in the accompanying prospectus supplement.

PPS-11

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes.  The Agent will commit to take and pay for all of the Notes, if any are taken.

Delivery of the Notes may be made against payment for the Notes more than three business days following the Original Trade Date (that is, the Notes may have a settlement cycle that is longer than “T+3”).  For considerations relating to an offering of Notes with a settlement cycle longer than T+3, see “Plan of Distribution (Conflicts of Interest)” in the prospectus supplement.

PPS-12

US$

BARCLAYS BANK PLC

FLOATING RATE NOTES DUE MAY 10, 2022 LINKED TO THE CONSUMER PRICE INDEX

GLOBAL MEDIUM-TERM NOTES, SERIES A

(TO PROSPECTUS DATED JULY 18, 2016
AND THE PROSPECTUS SUPPLEMENT DATED JULY 18, 2016)